UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68659

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hannon Armstrong Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1906 Towne Centre Blvd

(No. and Street)

Annapolis, MD 21401

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CArolyn Kasky 410-571-6181

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

(Name – *if individual, state last, first, middle name*)

1775 Tysons Blvd	Tysons	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Carolyn J Kasky _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hannon Armstrong Securities, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



Signature

CFO, Financial and Operations Principal
Title



OPAL U JOSEPH
Notary Public-Maryland
Anne Arundel County
My Commission Expires
April 03, 2022

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANNON ARMSTRONG
SECURITIES, LLC

MEMBER FINRA AND SIPC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities, LLC
For the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

Hannon Armstrong Securities, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm



EY
Building a better
working world

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Hannon Armstrong Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hannon Armstrong Securities, LLC (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

February 27, 2019

Financial Statements and Related Notes

Hannon Armstrong Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets

Current assets:

Cash and cash equivalents	$	247,315
Accounts receivable		1,600
Prepaid expenses		48,817
Other current assets		1,510
Total current assets		299,242
Total assets	$	299,242

Liabilities and member's equity

Current liabilities:

Accounts payable and accrued expenses	$	48,200
Deferred revenue		50,000
Total current liabilities		98,200

Member's equity:

Member's capital		3,568,985
Accumulated deficit		(3,367,943)
Total member's equity		201,042
Total liabilities and member's equity	$	299,242

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Operations

For the Year Ended December 31, 2018

Revenue:		
Placement fees	$	6,000
Total revenues		6,000
Expenses:		
General and administrative – related party		49,215
Consulting services		126,707
General and administrative		11,012
Regulatory expenses		5,306
Total expenses		192,240
Net loss	$	(186,240)

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Changes in Member's Equity

	Member's Capital	Accumulated Deficit	Total
Balance, December 31, 2017	$ 3,348,800	$ (3,181,703)	$ 167,097
Capital contributions	220,185	–	220,185
Net loss	–	(186,240)	(186,240)
Balance, December 31, 2018	$ 3,568,985	$ (3,367,943)	$ 201,042

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Operating activities		
Net loss	$	(186,240)
Adjustments to reconcile net loss to net cash used in operating activities:		
Related party expenses (See Note 4)		45,184
Changes in operating assets and liabilities:		
Accounts receivable		(145)
Prepaid expenses		(48,817)
Other current assets		1,975
Accounts payable and accrued expenses		25
Deferred revenue		50,000
Net cash used in operating activities		(138,018)
Financing activities		
Capital contributions		175,000
Net cash provided by financing activities		175,000
Increase in cash, cash equivalents, and restricted cash		36,982
Cash, cash equivalents, and restricted cash at beginning of year		211,843
Cash, cash equivalents, and restricted cash at end of year	$	248,825

See accompanying notes.

Hannon Armstrong Securities, LLC

Notes to Financial Statements

December 31, 2018

1. Background

Hannon Armstrong Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by HAT Holdings I, LLC ("Member"), which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the "Parent").

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory and placement services when such services have been provided in accordance with contractual requirements and collectability is reasonably assured. For the year ended December 31, 2018, the Company received service fees for certain property assessed clean energy ("PACE") transactions comprising the entirety of the year's revenue.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Restricted Cash

Restricted cash includes cash and cash equivalents set aside primarily to support certain regulatory compliance activities on behalf of the Company's registered representatives. Restricted cash is reported as part of other current assets in the Statement of Financial Condition. As of December 31, 2018, the Company had restricted cash of $1,510.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for an allowance for doubtful accounts based on estimates of uncollectible accounts. As of December 31, 2018, the Company had outstanding accounts receivable of $1,600. There is no allowance for doubtful accounts as of December 31, 2018 as all amounts are considered collectible.

Prepaid Expenses and Deferred Revenue

We have recorded a prepaid expense of $47,000 paid to an independent contractor for commission to be earned on a transaction not yet consummated. The Company received $50,000 from a counterparty as a good faith payment for a pending transaction and recorded deferred revenue for the amount received.

If the transaction closes, the Company will recognize $50,000 of revenue and will record the associated commission expense of $47,000. If the transaction is not consummated, the independent contractor is obligated to repay the commission to the Company, and the Company is required to repay the counterparty the full $50,000.

The remaining prepaid expense relates to the 2019 FINRA registration fee of $1,817.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from Company's operations is included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the statement of operations when incurred. We have no income tax examinations in progress and none are expected at this time, although 2014 through 2017 are open. The Company does not have any uncertain tax positions as of December 31, 2018.

In addition, the Tax Cuts and Jobs Act ("TCJA") was signed into law on December 22, 2017. This law made significant changes to the U.S. federal income tax laws applicable to businesses and their owners. As the Company is a disregarded entity for tax purposes, the TCJA did not have an impact on the financial statements.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASC Topic 606, *Revenue from Contracts with Customers*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP and permits the use of either the retrospective or modified retrospective transition method. The updated standard was effective for the Company on January 1, 2018, with early adoption permitted. We elected the modified retrospective transition method of adoption. The adoption of ASU 2014-09 did not have a material impact on the Company's financial statements and related disclosures.

Leases

In February 2016, the FASB issued ASC Topic 842, *Leases*, which amends the guidance in former ASC Topic 840, *Leases*. The main principle of Topic 842 requires lessees to recognize the assets and liabilities that arise from nearly all leases on the balance sheet. The standard is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. Topic 842 provides companies with a choice of transitioning to the new standard using one of two modified retrospective transition approaches; one that requires companies to adjust comparative periods upon adoption and another where comparative periods are not adjusted, and a cumulative adjustment is made to retained earnings.

As a lessee, the classification of our lease is not expected to change, but we will be required to recognize a lease liability and corresponding right-of-use asset on our consolidated balance sheet for all of our leases. We hold one sublease with the Parent for office space.

We will adopt ASC Topic 842 effective January 1, 2019 and have elected to apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The impact on the 2019 financial statements will be the recording of a right-of-use asset and a corresponding lease liability of approximately $13,000.

Other accounting standards updates issued before February 28, 2019 and effective after December 31, 2018 are not expected to have a material effect on our statement of financial condition, statement of operations, statement of changes in member's equity or the statement of cash flows.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, the Rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company had net capital of $149,115, which exceeded required net capital by $142,568 and the Company's indebtedness to net capital ratio was 0.66 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is reimbursed for such costs, they are paid using the Company's standard process for disbursements, with any unremitted costs recorded as a liability. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent.

During the year ended December 31, 2018, capital contributions were made to the Company by the Parent in the amount of $220,185, which includes $45,184 of expenses paid by the Parent on behalf of the Company. The expenses paid by the Parent are non-cash activities included as an adjustment to reconcile net loss to net cash used in operating activities within the statement of cash flows. In 2018, the Company incurred $49,215 of general and administrative expense sharing costs with the Parent, including cash rent payments by the Company in the amount of $4,030. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2018.

5. Operating Leases

The company is the sublessee to one sublease for office space that extends through March 31, 2022 that qualifies as an operating lease. The minimum rental payments for the sublease are as follows:

Year	Minimum Rental Payments
2019	4,151
2020	4,276
2021	4,404
2022	1,109
Total	**13,940**

6. Subsequent Events

On February 12, 2019, the Company was named as the Placement Agent for an energy performance contract. As the Placement Agent, the Company is entitled to $144,851 of placement fees and is responsible for paying the counterparty's legal expenses of $104,331. We will record placement fees and expenses in the amounts listed above within the 2019 financial statements.

The Company evaluated subsequent events through February 28, 2019, the date the financial statements were issued. The Company has determined there are no material events or transactions that would affect their financial statements or require disclosure in their financial statements.

Supplementary Information

Hannon Armstrong Securities, LLC

Schedule I – Computation of Net Capital

December 31, 2018

Computation of net capital

Member's Equity	$	201,042
Less: Deductions and/or Other Charges		
Non-Allowable Assets		(51,927)
Net Capital		149,115
Minimum Net Capital Required		6,547
Excess Net Capital	$	142,568

Computation of aggregate indebtedness

Total aggregate indebtedness	$	98,200
Ratio of Aggregate Indebtedness to Net Capital		0.66

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018, filed on January 25, 2019.

Hannon Armstrong Securities, LLC

Schedule II - Computation for Determination of Reserve Requirements

Statement Pursuant to SEC Rule 17a-5(d)

December 31, 2018

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Hannon Armstrong Securities, LLC

Schedule III – Information Relating to Possession or Control of Securities

Statement Pursuant to SEC Rule 17a-5(d)

December 31, 2018

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.



HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

Hannon Armstrong Securities, LLC Exemption Report

For the Most Recent Fiscal Year ended December 31, 2018

Hannon Armstrong Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception.

Hannon Armstrong Securities, LLC. (SEC 8-68659)

I, Carolyn J Kasky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carolyn J Kasky

Title: CFO, and Financial and Operations Principal



Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Hannon Armstrong Securities, LLC

We have reviewed management's statements, included in the accompanying Hannon Armstrong Securities, LLC Exemption Report, in which (1) Hannon Armstrong Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i): (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2019

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Building a better
working world

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Hannon Armstrong Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Hannon Armstrong Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion,

1

respectively, on whether Hannon Armstrong Securities, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2019